Industrias Bachoco Announces Third Quarter 2012 Results

CELAYA, Mexico, Oct. 24, 2012 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V., "Bachoco" or "the Company", announced today its unaudited results for the third quarter 2012 ("3Q12") and first nine months ("9M12) ended September 30, 2012. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("Ps.").

HIGHLIGHTS (3Q12 vs. 3Q11)

  Net sales increased 52.0%.
  EBITDA margin reached 9.6%.
  Earnings per share totaled Ps. 1.05 (Ps. 12.55 per ADS), compared to a net loss per share of Ps. 0.18 (-Ps. 2.10 per ADS) in 3Q11.

CEO COMMENTS

"Bachoco's third quarter results were sound, due to an adequate balance between supply and demand in the Company's main business lines, improvements in production efficiencies as a result of investments in productivity projects, as well as a reduction in operating expenses as a percentage of sales, which allowed Bachoco to offset cost increases, which have been driven by sustained raw materials price increases.

The Company was able to sell all of its chicken and egg production, and recovered a portion of price lags within these business lines.

In addition, Bachoco's U.S. complex continued to operate with positive results, with its integration into the Company in-line with Bachoco's overall strategy.

Furthermore, the Company successfully issued its first local bond during the third quarter, which will be mainly used to pre-pay some debt as well as to diversify and make the Company's debt structure more efficient. It is worth nothing that the Company's financial position remains strong, with negative debt net."

BOND ISSUANCE

On August 29, 2012, the Company announced a public issuance of local bonds ("Certificados Bursatiles") totaling Ps. 1,500 million, for a tenor of 5 years, maturing in 2017. The bonds issued by Bachoco will have an interest rate of 28-day TIIE + 0.60%.

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal Mexican Pesos, with comparative figures for the same periods in 2011.

QUARTERLY						ACCUMULATED
In millions of pesos	3Q11		3Q12		Var.	2011		2012		Var.
Net sales	Ps.	6,514.7	Ps.	9,901.0	52.0%	Ps.	19,173.8	Ps.	28,642.7	49.4%
Net sales Mexico	6,514.7		7,758.4		19.1%	19,173.8		22,721.6		18.5%
Net sales in the U.S.	0.0		2,142.6		100.0%	0.0		5,921.1		100.0%
Cost of sales	5,955.1		8,342.6		40.1%	16,882.1		24,222.7		43.5%
Gross profit	559.6		1,558.4		178.5%	2,291.7		4,420.0		92.9%
Total expenses	708.0		839.9		18.6%	2,100.8		2,498.5		18.9%
EBITDA[1]	28.7		955.0		3231.0%	724.4		2,651.7		266.1%
Net majority income (loss)	(105.6)		627.5		N/A	190.2		1,604.9		743.7%

1Operating income plus depreciation and amortization.

The Company's 3Q12 net sales totaled Ps. 9,901.0 million, 52.0% higher than the Ps. 6,514.7 million reported in 3Q11. This resulted from strong increases in sales across all business lines. In particular, chicken sales increased year-over-year mainly as a result of the integration of Bachoco's U.S. subsidiary "OK Foods", which was consolidated in November 2011.

The Company's production costs continued to be negatively impacted by persistently high input costs, primarily grain and soybean meal.

Gross profit in 3Q12 was Ps. 1,558.4 million resulting in a gross margin of 15.7 % compared to a gross profit of Ps. 559.6 million with a margin of 8.6% in 3Q11. Meanwhile, gross margin totaled 15.4% in 9M12, compared to 12.0% in the same period 2011.

In 3Q12, total expenses represented 8.5% over total sales, compared to 10.9% over total sales in 3Q11. This was as a result of strict expense control across all of Bachoco's operations.

EBITDA in 3Q12 reached Ps. 955.0 million, for a margin of 9.6%, compared to EBITDA of Ps. 28.7 million, for a margin of 0.4% in 3Q11. EBITDA margin in 9M12 was 9.3%, compared to 3.8% reported in the same period 2011.

The comprehensive financial result was income of Ps. 19.9 million in 3Q12, and Ps. 113.3 million in the first nine months 2012. This was mainly due to interest earned on the Company's cash position.

	QUARTERLY					ACCUMULATED
In million of pesos	3Q11		3Q12		Var.	2011		2012		Var.
Financial income (expense) net	Ps.	74.6	Ps.	19.9	-73.3%	Ps.	137.8	Ps.	113.0	-18.0%
Financial income	94.3		64.5		-31.6%	192.3		207.3		7.8%
Financial expense	19.7		44.6		126.4%	54.5		94.3		73.0%

Total taxes in 3Q12 reached Ps. 172.4 million; resulting from Ps. 117.0 million in income taxes and Ps. 55.3 million in deferred income taxes.

Net majority income was Ps. 627.5 million in 3Q12 (Ps. 1.05 per share), compared to a net majority loss of Ps. 105.6 (-Ps. 0.18 per share) reported in 3Q11. Meanwhile, net majority income in the first nine months 2012 was Ps. 1,604.9 million (Ps. 2.67 per share), compared to net majority income of Ps. 190.2 million (Ps. 0.32 per share) reported in the same period 2011.

BALANCE SHEET

Cash and equivalents as of September 30, 2012 totaled Ps. 4,526.0 million compared to Ps. 3,036.4 million reported as of December 31, 2011. Total cash increased during the quarter mainly due to the income from the bond issuance as well as cash generated by the Company.

As of September 30, 2012, total debt was Ps. 2,717.4 million pesos, compared to Ps. 1,837.4 million reported as of December 31, 2011. The Company's debt is broken down as follows:

In millions of pesos	As of Dec 31, 2011		As of Sep 30, 2012		Var.
Short term debt	Ps.	1,453.0	Ps.	1,141.7	-21.9%
Long term debt	384.4		1,575.7		309.9%
Total debt	1,837.4		2,717.4		47.9%
Net debt[2]	-1,199.0		-1,808.6		50.8%

2 Net debts equal to: total debt minus total cash and equivalents.

CAPITAL EXPENDITURES

Total CAPEX as of September 30, 2012 totaled Ps. 664.6 million, mainly allocated towards productivity projects and maintenance.

STOCK INFORMATION

As of September 30, 2012
Total Shares	600,000,000
Total free float	17.25%
Total shares in treasury (as of September 30, 2012)	67,441
Total shares in treasury (as of October 24, 2012)	299,761
Market cap (millions)	Ps.	15,546
	BMV		NYSE
Ticker Symbol	Bachoco		IBA
Closing price as of September 30, 2012	Ps.	25.91	$24.06
Maximums closing price within the 52 weeks	Ps.	26.35	$ 24.06
Minimums closing price within the last 52 weeks	Ps.	20.30	$ 17.40
Pricing yield in 2012		16.2%	26.2%

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM- Grupo Bursatil Mexicano, Casa de Bolsa	Miguel Mayorga Tena	mmayorga@gbm.com.mx
BBVA Research – Food & Beverage Analyst	Fernando Olvera Espinosa de los Monteros	fernando.olvera@bbva.com
Actinver, Casa de Bolsa	Eduardo Fonseca Fons	efonseca@actinver.com.mx

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 64 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 25,000 people. In 2011, the Company reported net sales of Ps. 27.7 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

APPENDICES TO FOLLOW

For reference, some figures have been translated in millions of U.S. dollars ("USD") using an exchange rate of $12.86, that correspond to the close of September 30, 2012, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

1. Consolidated Statement of Financial Position

-Unaudited-			U.S. Dollar
	As of Dec 31,	As of Sept 30,	As of Sept 30,
In million of pesos	2011	2012	2012 (1)
ASSETS
Cash and cash equivalents	$ 3,036	$ 4,526	$ 352
Total accounts receivable	2,333	2,129	166
Inventories	5,809	6,728	523
Other current assets	712	284	22
Total current assets	11,890	13,666	1,063
Net property, plant and equipment	11,755	11,557	899
Other non current assets	840	1,285	100
TOTAL ASSETS	$ 24,484	$ 26,508	$ 2,061
LIABILITIES
Notes payable to banks	1,453.0	1,141.7	89
Accounts payable	2,422	2,260	176
Other taxes payable and other accruals	606	722	56
Total current liabilities	4,481	4,123	321
Long-term debt	384.4	1,575.7	123
Other non current liabilities	58	62	5
Deferred income taxes	2,522	2,577	200
Total long-term liabilities	2,965	4,215	328
TOTAL LIABILITIES	$ 7,446	$ 8,338	$ 648
STOCKHOLDERS' EQUITY
Capital stock	1,393	1,393	108
Commission in shares issued	459	459	36
Repurchased shares	93	102	8
Retained earnings	13,975	15,279	1,188
Others accounts	1,059	873	68
Total majority stockholder's equity	16,978	18,105	1,408
Minority interest	60	64	5
TOTAL STOCKHOLDERS' EQUITY	$ 17,038	$ 18,170	$ 1,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,484	$ 26,508	$ 2,061

2. Consolidated Statement of Income

-Unaudited-
	Third Quarter			U.S. Dollar (1)	Accumulated			U.S. Dollar (1)
In million of pesos as of September 30:	2011	2012	Var.	2012	2011	2012	Var.	2012
Net sales	$ 6,515	$ 9,901	52.0%	$ 770	$ 19,174	$ 28,643	49.4%	$ 2,227
Cost of sales	5,955	8,343	40.1%	649	16,882	24,223	43.5%	1,884
Gross profit	560	1,558	178.5%	121	2,292	4,420	92.9%	344
total expenses	708	840	18.6%	65	2,101	2,498	18.9%	194
Operating income	(148)	719	-584.2%	56	191	1,922	906.4%	149
EBITDA Result	29	955	3231.0%	74	724	2,652	266.1%	206
Other income (expense) net	(64)	64	-199.4%	5	(92)	17	-118.9%	1
Comprehensive financing (cost) income	75	20	-73.3%	2	138	113	-18.0%
Minority net income	0	(2)	-734.2%	(0)	(1)	(4)	322.2%	(0)
Income before income tax, asset tax	(138)	800	-681.6%	62	236	2,048	768.1%	150
Total income taxes	(32)	172	-634.0%	13	46	443	869.6%	9
Net majority income	(105)	628	-696.2%	49	190	1,605	743.7%	142
Net income	(106)	628	-694.3%	49	190	1,605	743.7%	142
Net income per share (EPS)	(0.18)	1.05	-696.2%	0.08	0.32	2.67	0.0%	0.24
weighted average shares outstanding	600	600	0.0%	600	600	600	0.0%	600

Gross margin	8.6%	15.7%		15.7%	12.0%	15.4%		15.4%
Operating margin	-2.3%	7.3%		7.3%	1.0%	6.7%		6.7%
EBITDA margin	0.4%	9.6%		9.6%	3.8%	9.3%		9.3%
Net margin	-1.6%	6.3%		6.3%	1.0%	5.6%		5.6%

3. Consolidated Statement of Cash Flow

-Unaudited-
			U.S. Dollar
	As of Sept 30,	As of Sept 30,	As of Sept 30,
In million of pesos	2011	2012	2012 (1)
NET MAJORITY INCOME BEFORE INCOME TAX	236	2,048	159
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	571	651	51
Depreciation and others	533	730	57
Income (loss) on sale of plant and equipment	37	63	5
Other Items	-	(142)	(11)
ITEMS RELATING TO FINANCING ACTIVITIES:	38	55	4
Interest income (expense)	38	55	4
Other Items	-	-	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	845	2,754	214
CASH GENERATED OR USED IN THE OPERATION:	(845)	(1,454)	(113)
Decrease (increase) in accounts receivable	141	22	2
Decrease (increase) in inventories	(974)	(1,234)	(96)
Decrease (increase) in accounts payable	4	(152)	(12)
Decrease (increase) in other liabilities	(16)	(91)	(7)
NET CASH FLOW FROM OPERATING ACTIVITIES	(1)	1,301	101
INVESTING ACTIVITIES
NET CASH FLOW FROM INVESTING ACTIVITIES	(551)	(342)	(27)
Acquisition of property, plant and equipment	(548)	(665)	(52)
Proceeds from sales of property plant and equipment	75	20	2
Other Items	(79)	304	24
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	(552)	959	75
Net cash provided by financing activities:	(367)	531	41
Proceeds from loans	895	2,354	183
Principal payments on loans	(715)	(1,485)	(115)
Dividends paid	(300)	(300)	(23)
Other items	(247)	(39)	(3)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(911)	1,490	116
CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	4,177	3,036	236
CASH AND INVESTMENTS AT END OF PERIOD	3,266	4,526	352

4. Derivatives Position Report

Third Quarter 2012
Thousands of Mexican Pesos, as of September 30, 2012
Type of Financial Instrument	Objective						Reasonable Value		Amounts Due By Year
		Notional	Value of the Related Commodity							Guaranties Required
			3Q-2012		2Q-2012		3Q-2012	2Q-2012
Forwards and knock out forwards.	Hedge and negotiation	$315,154	$12.86		$13.34		$ 2,458	-$10,238	2012	The deals consider the possibility of margin calls but not another kind of guarantee

Futures for corn and Soybean meal	Hedge	$111,824	Month	Price	Month	Price	$15,892	$ 23,548	2012 and 2013
			Corn		Corn
			in USD per bushel		in USD per bushel
			DEC-2012	$7.5625	JUL-2012	$6.7250
			MAR-2013	$7.5950	SEP-2012	$6.2850
			MAY-2013	$7.5650	DEC-2012	$6.3475
			JUL-2013	$7.4900	MAR-2013	$6.4375
			SEP-2013	$6.5900	MAY-2013	$6.4775
					JUL-2013	$6.5175
			Soybean Meal		Soybean Meal
			In USD per ton		In USD per ton
			DEC-2012	$486.90	AUG-2012	$429.50
			JAN-2013	$483.90	SEP-2012	$424.00
			MAR-2013	$468.40	OCT-2012	$416.30
			MAY-2013	$447.00	DEC-2012	$413.10
			JUL-2013	$435.40	JAN-2013	$408.10
					MAR-2013	$387.70
					MAY-2013	$373.90
					JUL-2013	$371.80
SWAP, interest rate	Hedge	$330,939	TIIE to 28 days	4.8075%			$ 490	$ -	2012 y 2013

Notes:

  The total financial instruments do not exceed 5% of total assets as of September 30, 2012.
  A negative value means an unfavorable effect for the Company.
  The notional value represents the net position as of September 30, 2012 at the exchange rate of Ps.12.86 per USD.

Third Quarter 2012
Thousands of Mexican Pesos, as of September 30, 2012						PROBABLE SCENARIO
Type of Financial Instrument	Reasonable Value	Value of the Related Commodity			Effect on the Income Statement
	as of September 30,	Reference Value				Effect on the Cash Flow(3)
	2012	-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and knock out forwards(1)	$ 2,458	$12.54	$13.18	$13.50	Direct	-$5,421	$4,372	$3,918

		-5%	5%	10%		-5%	5%	10%
Futures of corn: (2)	$ 15,892	$7.1844	$7.9406	$8.3188	The effect will materialize as the inventory is consumed	$12,205	$19,579	$ 23,266

Futures of soybean meal: (2)		$462.56	$511.25	$535.59

Options for corn and soybean meal (2)	$ -

		-2%	-1%	1%		-2%	-1%	1%
SWAP interest rate(4)	$ 490	2.8075%	3.8075%	5.8075%	Direct	-$ 3,173	-$ 1,341	$ 2,321

Third Quarter 2012
Thousands of Mexican Pesos, as of September 30, 2012									PROBABLE SCENARIO
	Reasonable Value	Value of the Related Commodity				Effect on the Income Statement	Effect on the Cash Flow(3)
Type of Instrument	as of September 30,	Reference Value
	2012	-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forwards and knock out forwards(1)	$ 2,458	$6.43	$9.65	$16.08	$19.29	Direct	-$155,119	-$76,330	$19,079	$ 38,369

Notes:

  A negative value means an unfavorable effect for the Company.
  Corn and soybean meal are presented in U.S. dollars per bushel in the case of corn and per short-tones in the case of soybean meal.
  Even when table set above shows corn and soybean prices for contracts of December 2012, the effect on the Company's cash flow corresponds to the total positions effects.

(1) The reference value is the exchange rate of Ps. $12.86 per USD, as of September 30, 2012.

(2) The reference value is the Futures of corn for December 2012, is $7.5625 USD/bushel and Soybean meal for December 2012, $486.90 USD/ton.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

(4) The reference value is the 28 days TIIE rate of 4.8075%, as of September 30, 2012.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco